NVENT ELECTRIC PLC

1665 Utica Avenue

St. Louis Park, Minnesota 55416

April 5, 2018

VIA EDGAR TRANSMISSION

Amanda Ravitz

Assistant Director, Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	nVent Electric plc
Registration Statement on Form 10
File No. 001-38265

Dear Ms. Ravitz:

Reference is made to the Registration Statement on Form 10 (File No. 001-38265) (as amended to date, the “Registration Statement”), filed by nVent Electric plc (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pentair plc (“Pentair”) has set April 17, 2018 as the record date for the distribution of the Company’s ordinary shares, which is scheduled to occur on April 30, 2018. Pentair and the Company would like to make the information statement filed as an exhibit to the Registration Statement available to Pentair shareholders as soon as practicable, pursuant to the Commission’s Notice and Access procedures. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 10:00 a.m., Eastern time, on April 9, 2018, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If you have any questions or comments concerning this letter, or if you require any additional information, please feel free to contact John K. Wilson or Jason M. Hille of Foley & Lardner LLP at (414) 297-5642 or (414) 319-7336, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Wilson or Mr. Hille and that such effectiveness also be confirmed in writing.

[Signature page follows]

Sincerely,

NVENT ELECTRIC PLC

By: /s/ Angela D. Jilek
Name: Angela D. Jilek
Title: Director and Secretary

cc:	David Burton
Kevin Kuhar
Daniel Morris
Heather Percival
U.S. Securities and Exchange Commission
Jon D. Lammers
nVent Electric plc
Benjamin F. Garmer, III
John K. Wilson
Jason M. Hille
Foley & Lardner LLP